Free Writing Prospectus VanEck Merk Gold Trust OUNZ webinar transcript 0001546652 Pursuant to 433/164 333-180868

Transcript of Webinar

Nick Reece:

Hello and welcome to the VanEck/Merk joint webinar on the outlook for Gold and OUNZ, the gold ETF that delivers, also known as the VanEck Merk Gold Trust. On the webinar today we have Jan Van Eck the CEO of VanEck and Axel Merk, President and Chief Investment Officer of Merk Investments. At the end of today's presentation we'll have a Q&A. Feel free to enter questions in the Q&A box at any point during the presentation. Also note that this presentation will be recorded and a replay will be available in the coming days. With that, I'll now turn the call over to Axel Merk. Axel.

Axel Merk:

Thank you, Nick. And welcome everybody. Welcome to both the VanEck and the Merk audience to this, I believe, our first joint webinar, so quite excited about it. Um, we will try to keep this reasonably tight. Um, eh, we have a lot of material to cover on, on both just the background on gold and then also we want to go into the VanEck Merk Gold Trust. But 35 minutes, max 40 minutes, um, probably 35 minutes, and then plenty of time for Q&A. And with all of these things, please do read the disclosure, very intensely. I trust you have seen this disclosure before if you're in any of our mailing list.

Axel Merk:

And so with that, quick overview what we're going to cover. We're going to cover obviously the rate environment and central banks and debt and what this all means for gold. Then also chime in on the technical side, and then we want to cover, um, the, the deliverable gold ETF, the VanEck Merk Gold Trust. And so the way that this will work is some, some pages, Jan, Jan van Eck the CEO of VanEck will, will take the lead and I might chime in and then conversely, he will chime in and, and add some food for thought on, on some of the slides that, that I'm offering. And so with that, Jan, if you want to take it.

Jan van Eck:

Yeah. Axel thanks, thanks a lot. And for those of you who don't know our firm, I'll just say that our history goes back, in gold, goes back to 1968 when our company started the first really gold-focused fund invested in gold mining shares, only because you could invest directly in gold. So it was actually an indirect play at the time, and obviously that's changed with the advent of gold bullion ETFs like the fund we're talking about later on in this webinar. So all I really want to do is focus, um, our attention on the, the case for gold has a number of different components and people talk about war and they talk about other events like stock market crises and I think, you know, in my view, a lot of those are temporary phenomenon, for the most part.

Jan van Eck:

What gold really is, is a financial asset. And I think that's what drives an investment demand for gold, and to narrow it down to one thing we like to focus on real interest rates. So, gold if you just hold it, doesn't pay interest rates in comparison to your bank account. And that's what we say the competition is. So the less you get paid on your bank account, the higher the price of gold should be. And when you're actually losing purchasing power in your bank account, which you do when inflation is higher than what you're being paid in your bank account, well that's historically been a great era for gold. So if you look at the, the big breakout bull market in the 1970s you can see very significant negative interest rates in this chart here on the left. And then, um, you can see these episodes of negative interest rates here and here.

Jan van Eck:

I just want to focu- talk a little bit about what triggered this rise, recent rise, in gold before the coronavirus. And the, really th- the starting gun for the gold rally to me was in January of 2019, so a little bit over a year ago, when the Fed did 180-degree move and stopped raising rates and decided to start cutting rates. And that led to eventually you can see these negative interest rates here. Now, um, the only point I'm going to make in the next two slides is effectively that China is now joining the the party in terms of demand for gold. So what you see here is their falling interest rates. And once I, what you don't see but if I subtracted the inflation rate and I will have those charts available at some point here you'll see that China's interest rates are actually now negative, too. So their interest rates right around here at year end started turning negative.

Jan van Eck:

So, what I'm saying is, we know the developed world, and Axel is about to turk- talk about this in a second, has a lot of debt issues and negative interest rates. But China, which really is one of the world's engines of economic growth and responsible for a lot of the growth that we've seen over the last decade, started from a very strong position in terms of in terms of interest rates being positive is now, in effect, joined the party, of course the, the real horrible question is, and we'll talk about it later, will the US have negative interest rates? But at least China has negative real interest rates. And I think that's part of the dynamic that's leading to this bull market.

Jan van Eck:

Um, Axel, just go to the next slide and I just want to draw a contrast. What we see in the United States, um, in the last tuck- couple of months has been an explosion in yields for high-yield or corporate debt. And what you see here in China is that that increase in spreads for corporate debt in this green line on top, actually happened in early 2018. And it happened for a different reason. It wasn't recession, it was a government policy to increase interest rates dramatically to slow down China's debt bubble that a lot of commentators were worried about. So China hit the brakes really hard in the beginning of 2018. Unfortunately, um, or, but very predictably six to nine months later, the, their economy started crashing and le- that's what led global stocks to crash in 2019, and that's what led I would say, to the Feds 180-degree move because nothing was happening in the US that caused them to change their policies, it was really concerned about global growth.

Jan van Eck:

And so, you know, this is sort of glass half-full glass half-empty for China, and in terms of where they are in getting out of the global recession. The good news is that, um, if you remember the prior chart, interest rates have not spiked there as they have for riskier US companies. So that's good, they should be able to get through this recession, it's normal for interest rates to fall. But you know the re- but they started at a high level for private enterprises so that's just something that we're watching going forward. But, you know, in short the story is, you have negative real rates in the US you have negative real rates in China. And that is really, that dynamic, which I don't think will change anytime soon, is the backdrop for how we got into this gold bull market. Uh, Axel let me, let me turn it over to you and let's go over some of the, you know, turning from a country with relatively good interest rate dynamics, let's turn to the developed markets, and what I call maybe appo- the coming apocalypse now.

Axel Merk:

Sure. Now, thank you, and thank you for framing it this way. And let's try to have some back and forth and the first one is I might do a correction (laughing) if that is correct. Um, I think I heard you say that you started your first fund in 1968. It was 1958, right, that you started your first fund?

Jan van Eck:

Well, the first fund was in 1955 and that was an international equity fund but no, uh-

Axel Merk:

The first gold fund, the first gold in 1968. Gotcha.

Jan van Eck:

They sold and switched to Gold in 68.

Axel Merk:

Gotcha. Yeah. Merk actually manages a gold fund that was found in 1958 we only took over the management a year ago but we're not talking about that today. Our firm dates back to '94 for those who don't know us and we do a bunch of things but today we talk about the VanEck Merk Gold Trust and I'll chime in on, on, on negative real rates here again in a few minutes we have a chart of inflation. But in the meantime, let, let's move forward a little bit.

Axel Merk:

This is a chart, you're probably familiar with variations thereof, um, that shows the Fed balance sheet expansion and the price of gold. The, when we look at the price of gold in the long run it's often not correlated to anything, we'll show an equity chart here in a bit. But as you can also see that, um, the previous expansion of the Fed's balance sheet had a substantial impact on the price of gold. And and there is an indication that obviously there is a lot of money printing happening right now, not just in the, um, in the US, but around the world as well. And I'll, I'll just leave it at that on this chart unless you want to add something, Jan?

Jan van Eck:

No. That's, that's good.

Axel Merk:

Yeah. And, and just as there's a monetary side there's of course the fiscal side of things as well. And this is a, a chart that's, that's, that's correlating here the 12-month moving average of the, of the US deficit, um, with the price of gold. And we just have another proposal for, by the Democrats, of another $3 trillion in spending that appears to be dead on arrival in the Senate. But, with little doubt there's going to be more spending happening, and not just in the US.

Axel Merk:

I mean, Jan I think phrased it right pointing to China, right. And it's not just China and the US it's countries around the world are, are proposing massive, massive spending programs. But Prime Minister Modi of India just proposes, proposed about 10% of GDP of that country in spending. And that's just one of many, many countries. Um, some people are pointing out for a few percentage drops in GDP,

whether it's worthwhile to spend as much money, but that's where we are and I'll talk about kind of the dynamics how, how I see them play out here in a minute. Jan, anything on this chart?

Jan van Eck:

Well, I, I think, you know, financial markets are always forward looking. So I, I, I think we'll come back to this but everyone has a different view on how long this recession is going to last, but the question is, what will the central banks be forced to do if global growth isn't strong enough? So we already know they're throwing the kitchen sink, proverbially, at the markets now and very timely and I think that was very helpful to the financial markets.

Jan van Eck:

But if we don't get out of this globally quickly enough the too- they're running out of tools. So this is just one of the tools, right, is deficit spending, and they've already don- doing way more now and this chart probably doesn't even do justice to the amount of fiscal stimulus that's happening. So, um, I would just point that out is what ar- what are people's scenarios looking forward and, you know, how bad can it, can it get in terms of additional central bank stimulus, if the existing stimulus doesn't work and and also fiscal spending?

Axel Merk:

Yeah. Just two anecdotes as to why we may not have this V-shaped recovery. One is that if you've got bruised by, by the shutdown, um, you have a restaurant, you survive, you open up. Odds are you're not going to hire entire staff back, you're going to wait for the revenue to come back and even if and when the revenue does come back, odds are that you're going to be reluctant because you want to repair your balance sheet. So that's an abstract example. A practical example, yesterday I learned on the board meeting I was supposed to attend in June, that's been moved online, not too surprising. More surprising was a message I got today about a conference in late September that's been moved online, and there was supposed to be 1000 participants and that's no flights, um, no hotel, no rental car, um, less food. Um, and so all of these things are just tiny anecdotes as to, as to why this recover might be little slower.

Axel Merk:

And the other one is of course, um, all the politicians around the world appear to be gung-ho on deficit spending to get this economy rolling. Um, if you look back before this crisis started, we already clamped down on growth with regulation around the world and Europe has been almost not growing, long-term rates negative. That's a sign that there's too much red tape around the world and we're not ripping off the red tape everywhere to get businesses growing. And so you have to spend a lot of money to try to make up for that it's just some food for thought on this. Um, so let's let's put this more on to the monetary context. Here's the dollar index together with the price of gold on this chart, and, and obviously the correlation isn't perfect. Note that the dollar index here is inverted.

Axel Merk:

Um, but one of the things you see is you see a divergence here of late, where the dollar index, the gray line moving down actually, is a stronger dollar whereas gold is moving higher. And so, it's up to you to think about where this is going to meet if the Fed balance sheet expansion is any indication, things will meet more on the upside. Also, if you kind of look at in the context of other currencies, we have all-time highs or near all-time highs in a, in a few other currencies here. You've got the Euro and the Yen here also shown, other currencies in emerging markets, obviously, South African Rand and whatnot also new

all-time highs. And so, that is an indication that maybe, maybe the dollar is going to take a leg down, and also we do a lot of analysis and various ways of looking at the dollar.

Axel Merk:

A very simple way is purchasing power comparison. And and in that we, in our analysis the dollar is about 20% overvalued, and obviously none of these are assurances that how things will move, but those, those may well be a case for, for the price of gold. If you look at the long-term performance on the price of gold, here we choose one with December of '99, and clearly there was the dotcom bust so you may think the comparison not fair, but you can take other horizons and then challenge with gold is, it's historically speaking over an adequate horizon has, has performed reasonably well. The question is always, "Why do you want to hold this brick that doesn't pay any interest going forward?" And currently, I think there's a good case to be made, but even in other times when, when people are more skeptical, if one takes a long view, there might be a value for whatever is occasioned with, with the price of gold and I think this, this particular chart here illustrates quite well. That, that gold can can hold its own. Jan anything on this or any of those previous charts?

Jan van Eck:

Oh. You know, I think it does depend on where you're starting, and wish, I think we all wish we had bought gold at its, at its post-1980 low as this chart suggests but I think your whole comparison against equities is actually pretty, pretty helpful and interesting. You know the real, if you think about gold in your portfolio, one of the benefits it's it's zero correlation really to US equities I don't think we have a chart on that but, uh-

Axel Merk:

There it is, there it is. The lower chart shows the correlation, and in the long run it's-

Jan van Eck:

Ah. There's the correlation chart.

Axel Merk:

I'd say depending on which horizon to take but it's 0.00 or 0.01 or something.

Jan van Eck:

So, you know, we had some questions from investors during the march sell off, why didn't gold do better, and gold shares and I think whenever you have a liquidation...

PART 1 OF 4 ENDS [00:16:04]

Jan van Eck:

... better in gold shares, and I think whenever you have a liquidation event, um, you're not, you're not going to get necessarily untouched by that, but, um, you know, our, my colleague Joe Foster said, "Listen, you really expected a bounce back because you saw the very same dynamic in 2008 and 2009 where gold bounced back strongly and outperformed U.S. equities." Which is that, what we're talking about in these slides.

Axel Merk:

Let me just comment on, on that as well maybe from a little different perspective. Um, when the price of gold hasn't done anything for a while, people tend to lose a little bit of interest. And when it starts moving, you have all kinds of types of investors that go in, including several technical analysts, and we'll have a chart on, on the, on the underlying technicals here in moment.

Axel Merk:

And so that, that then creates a dynamic of its own. And leading into this, this crisis there were a lot of speculative longs and whenever people go into something with leverage, um, they clearly, when volatility goes up, people tend to de-lever, and so that's why it's not so unusual in the initial phases of a crisis for, um, for, for the price to pull back. Um, the, and then of course, people say, "Hey, there's going to be a disinflation, deflation and it's going to go down and what not". Uh, it's usually the, the reason why a forward looking price of gold tends to be well, um, in my view at, at least, is because of the policy reaction, um, not because the market forces were allowed to play out.

Axel Merk:

This is a chart, um, gold versus bear markets. And, and note that these are log scales here on the side. Um, everybody's a pro now at log charts with all the virus charts. Um this is since pretty much since a little bit before they the price of gold started trading freely. And, and what's noteworthy, and one reason why the interest in gold, in my view at least, is so strong is, in every bear market since the early '70s, gold has performed very well with a very notable exception. The notable exception is that of the early '80s. And that goes back to what Jan pointed out earlier. In the early '80s real interest rates were, um, were, moved very, very high.

Axel Merk:

So if you think that the Fed is going to push real interest rates higher, then you may want to stay away from gold, but otherwise, um, I think one of the reasons why people embrace gold is because of the diversification potential it has for bear markets. Jan, anything on this one?

Jan van Eck:

Uh, no.

Axel Merk:

And so let's let's talk about inflation a little bit more. This is kind of the other side of the chart that that Jan showed in the beginning of real rates. So what this shows is, the price of gold, and then it shows just the, what the, the rate above the real rate. So just the inflation component, so to speak.

Axel Merk:

And let's, let's make a few comments here. This, this sounds very fancy. Five year in- five year inflation swap. So this is, um, minus a 10 year yield. Um, what, what this, this... there are different ways of looking at inflation. This particular metric tries to think about, what is inflation five years from now at any point in time for the following five years. So it's supposed to at least take out the short term impact. Um, it, it never really fully does.

Axel Merk:

But let me just make a broader comment here on inflation and how I see it involved. Um, as, as many are aware is, that at least on the official metrics, um, inflation expectations have been extremely stable, and if anything have gradually been coming down, and the Fed had been in this, this fight that they have to get inflation a bit higher. Well, they might be getting more than they're bargaining for. As we've seen, we've had massive price plunges and things. By the way, things that don't really matter from an inflation point of view. We had the CPI published, but the CPI is not inflation in the sense that we didn't drive last month, so it didn't matter to the average consumer that fuel prices came down. They just count up the index fast enough. Food prices, instead, went up.

Axel Merk:

But what can happen is that the Fed is now printing all this money, keeping everybody alive. Alive, um, no pun intended here, sorry. No, keeping business alive, um, in the sense that, um, we're keeping overproduction around. And so that we keep cont- that we'll add to downward prices price pressure on consumer good prices, and then we'll maybe get the Fed to dev even more as they go about it. And I wouldn't be surprised if we see some de-anchoring of those so called inflation expectations. And then at the tail end of things, inflation may well pick up significantly.

Axel Merk:

So, and there are a few things to be said that, um, if you look back at the '70s or all the results of inflation, inflation doesn't just go up uniformly. Um, you tend to have it pop up in different corners. So masks get more expensive, food gets more expensive. And then the government does something again. It regulates prices, um, um, makes sure that we're better off. And of course in that, that pro- process makes things worse. Uh, and, and then and su- suddenly we look and then we've got inflation everywhere.

Axel Merk:

And so this is not, this is not going to be kind of a pretty path towards higher inflation if we do get it. It's going to be rocky, and I expect also volatility in the, um, in the price of gold as, as, as sort of these sort of battles get get worn out.

Axel Merk:

But, um, at the end of the day, the question is, um, also what is in the interest of policy making as we've spent all this money and in my view at least, it's in the interest of policymakers to socialize these losses, which would in turn mean, of course, that you have some inflation. Any, any more thoughts on inflation? Jan?

Jan van Eck:

Well, I, and I see we've got some questions, so maybe we'll get back to that on the inflation-deflation argument. Um, I, I have a couple of comments. If first of all gold can do well I was, I was taught gold can do well in terms of, times of deflation and inflation. We don't have a lot of good precedence for this during the the, the big recession, or the de- big de- great depression, excuse me. Uh, gold was fixed in terms of dollars. Uh, there was one publicly listed gold company Homestake and, and that actually did well, performed well during the depression.

Jan van Eck:

So I'm not sure that's a, a super powerful data point, but I think there's, there's a belief amongst my colleagues and, and people who have studied it that gold can perform regardless of the deflation of, or, or inflation argument. So that's just point number one.

Jan van Eck:

Point number two is, I always say, you have to judge your scenarios for the future when you do investing, against the market. And I would say, the market right now is 90+ percent in the deflation camp. Because we've lived for- through it so profoundly, and longterm rates, if you look at longterm rates and predicted int- you know, inf- inflation going forward, it's extremely low. So you know, if you think there's even a chance of inflation, that would be, I think, you know, as Axel was so- saying, if there could be a, a paradigm shift, that would be tremendous for gold, but I, I don't know if that's the base case right now.

Jan van Eck:

I will say that, um, some of the people that talk about inflation talk about tech trade and titans. So some of the trends that have led to pricing pressure, obviously the internet, um, and being able to buy everything more efficiently number one. Number two, huge concentration of production amongst producers. A third, obviously, the trend of China and emerging markets low cost production. And they say, they predict inflation after... I don't know, whatever, after we go through this rece- recession because those big forces will be less in force. I, I, can't tell you whether that's true or not but that is that's, I ju- I just wanted to share that, um, that, that observation as well.

Axel Merk:

Sure. And, and as as Jan points out, um, if you have questions, drop them in the Q&A box and Nick will manage the Q&A here when, when we're done with the, the follow party of the presentation.

Axel Merk:

Um, Nick, not Nick, um, Jan, do you want to comment on the, on the technicals?

Jan van Eck:

Yeah. I mean, I think this is I, I guess only over the past year, two, two years or so of my 25+ year career do I even talk about technicals. And I only do it because I think they can give you higher conviction around your fundamental view. So these trends of higher debt lower interest rates, negative interest rates have been around for a while but sometimes they ar- thy weren't, in the middle of the last decade, really reflected in gold prices.

Jan van Eck:

It was really so therefore, it was really important to me to see a technical breakout. So I mentioned that the starting gun for this gold rally was kind of January, of 2019, but when I sort of... I do quarterly outlooks. When I became bullish on gold and said, "If you're ever going to own it, now is the time to go- own it", was in the summer of last year because that's when it really broke out of its sort of long-term bear market And you can see where it broke above these moving averages.

Jan van Eck:

The, um, so now looking forward, I really think there's kind of two scenarios for gold. One is, it just da- disappoints us. It doesn't break through this very strong $1800 an ounce. Um, you can see that goes back for a decade, that kind of triple, triple top there. Either it doesn't, it disappoints us and hangs around but doesn't break through, or if it does break through I think you'll, you can re- you would see a lot of appreciation. So that, to me, is a big signal one way or the other. I think you should own it now. I think you should keep your eyes on this, and be ready to add to a gold position if you do invest in it if it breaks through this technical barrier.

Jan van Eck:

You know, you have analysts now... it's interesting. I don't perceive a lot of froth in the gold market. I know there's been inflows into, into bullion funds, but I don't, I don't see it as particular frothy. I don't like to see run ups like we saw in, in 2010 because, when the price moves super fast, I kind of feel like a reversal is is very possible.

Jan van Eck:

So I, I like the fact that it's been an orderly bull market here in this chart. I will note that, um, it's a logarithmic scale, so it looks more of a straight line than it might on a, on a non-logarithmic chart. But, um, I, I, what I think is interesting is that both Merrill Lynch and Morgan Stanley in, in their research have said that they predict a price over $2,000 an ounce. So that, you know, that to me means that, you know, mainstream people are thinking about that kind of breakthrough scenario.

Jan van Eck:

I polled our salespeople who are not investment people, Axel, and you may... I just thought this was interesting. Half of them thought gold would break out through 1800 this year, and half next year. So, I'm not saying that you should listen to them, the salespeople, as investment alike- advice. I just always like to sort of say, "Okay, what is the market saying you know, what's the mindset of the market relative to the price action that we can see on the chart?"

Jan van Eck:

So that's just why I think, um, I think we don't know the future. I like to bucket it into different scenarios. But I would say that if this technical breakthrough happens, you're going to be in a really big, new, bull market for gold. Um, and, and in that case, because you do have parabolic increases, you don't want to delay getting involved. So, um, I mean, you know, we believe that you should always own a little gold in your portfolio, but I do think sizing matters. And I think this is just a helpful, you know, fact to think about, um, when you look at the market.

Axel Merk:

Yeah [crosstalk 00:28:17].

Jan van Eck:

I hope you're okay with that, Axel.

Axel Merk:

(laughs).

Jan van Eck:

I know you don't like technical analysis.

Axel Merk:

Oh, no, no, no. Actual- act- actually you don't know that as a, as a student many years ago, I studied every which way about technical analysis. In the early days of artificial intelligence, I applied genetic algorithms to, to research on the markets, and all kinds of things. I didn't learn the deficiencies of technical analysis but, um, but no. I don't, I don't mind it at all. Notably, when it comes to gold, um, because gold is so simple in many ways, it attracts many technical traders. And it's in that sense it's really a self-fulfilling, um, dynamics that it's worthwhile to, to pay respect.

Axel Merk:

I, I referred to technical analysis in the past as driving while looking in the rear view mirror, and then pointed out that you may want to do that when overtaking. Um, so it is a, is a very good cross check, in my view, to, to have a look at that.

Axel Merk:

And so, with that said, um, no we don't listen to salespeople for investment advice, and you shouldn't look to us for investment advice either, but what we are trying to do is, we're trying to give you food for thought. And so, so with that, um, let's pivot over here to, to, to the Gold Trust, and I'll start out playing a little video here. Um, it's a one minute video only, and I hope that works with the technology here. And then, then we'll dive into that in a little bit more detail.

Video:

There's gold in them thar hills. This catch phrase from the California Gold Rush of the mid-19th century is fitting for the VanEck Merk Gold Trust ETF, known by ticker O-U-N-Z, our OUNZ. Unlike the biggest gold funds on the market, OUNZ gives any investor the option to redeem his shares for gold in big and small amounts. The precious metal is not in the hills, but rather held in London vaults where there is a fee, of course, to transport it. Taking delivery of the gold, however, is not a taxable event because investors would be taking possession of what they already own. OUNZ has an expense ratio of 40 basis points, and has amassed some $150,000,000 in assets. Since launching in 2014, OUNZ has tracked very closely with the price of gold. The fund gets a green light in the Bloomberg Intelligence Traffic Light System with a note for its alternative tax treatment.

Axel Merk:

So the gold ETF has grown significantly since that video was b- broadcast, including today somebody knocked on the door of the ETF to deliver more gold. Um, let let me discuss this ETF here briefly and before we open up for Q&A, and why OUNZ is different, and why we think it is the right product for you to consider if you are considering a gold ETF, um, why I happen to believe it's superior. Um, obviously read the prospectus, get the details, but please also do your research on the other ones if you, if you, if you consider them. I happen to believe that some of them have some serious deficiencies.

Axel Merk:

Um, but first of all, it is the deliverable gold ETF. And what do we mean with that? What we mean with that is that you can actually take delivery of the gold. Um, it's a gold ETF like the others, except that you

own a prorated ownership of the underlying gold, and you can request to have that delivered. Most people do not want to have the London Bars that, um, that the Gold Trust holds. But we allow an exchange into coins. And I'll get into that, into, into a second here. Um, when you take delivery, we can convert it into coins.

Axel Merk:

And if you look at the current environment, for example, um, several of the mints are closed. Supply is, as a result, very tight. That means the premiums for coins are very high. And so if you wanted to have a coin, but...

PART 2 OF 4 ENDS [00:32:04]

Axel Merk:

The premiums for coins are very high. And so if you wanted to have a coin but you can wait a little bit, you can buy OUNZ, if you want to, and wait for the premiums come down, and then request delivery. No obviously, there's no guarantee the premium will come down and all that, but, um, but it is yet another way to do it.

Axel Merk:

Obviously one of the reasons why it might be... it managed to hold... If... The challenge is what do you do when you have... A coin you can always hide in your... under your pillow. But what about if it's bigger amounts and you do have to worry about where to store it. And in the US you do have the confiscation risk as well. By having the option to take delivery you can take matters into your own hands, literally speaking and, and try to, to address that.

Axel Merk:

And then I mentioned tax efficiency, I do... We'll talk about that here in a, in a second as well. Um, some others in the market say they allow delivery. Um, keep in mind that practice and theory are two different things. Currently, for example, the Royal Mint in Canada is closed. So if you have all your gold there can you take delivery? Um, in our product you can and we do it. We have done several deliveries including one today.

Axel Merk:

Now, one of the things I mentioned is we have a patent on the process. So why on earth would you have a patent on something as simple as providing delivery? Well because it's not quite as simple. When we... It took us three years to design a product when we got into market in 2014, and the key thing is that the retail investor doesn't trust the institutional side, and the institutional side doesn't want to deal with retail.

Axel Merk:

And the key reason here is that the institutions cannot do due diligence on the individual. Institutions are not equipped to deal with individuals. And so if you... Some of the folks that claim that they can facilitate delivery, they need to do a background check on you. Um, and some of them are foreign based so it can be done with a, with their, a, according to other standards and if that, that's allowed you have to send a utility bill, a passport, or whatever it may be. We don't have to do that. Our patented process relies on the fact that you have a relationship with your broker, you submit your shares through the

broker and that's... And that's how it works. So we do not have to take a blood sample or anything like that.

Axel Merk:

It also allows us to be fast. Obviously it's part of the disclosure and prospectus is we have to put all kind of warnings in there that it may take longer. But um we had... the other day we had a, um, delivery of... we had a share submission on a Tuesday. Um, the gold was at their home doorstep on Friday. And so we can do this very, very efficiently.

Axel Merk:

Now I mentioned tax efficiency, let me let me go into that just briefly. You own the underlying gold which means when you take delivery nothing happens from a tax point of view. And the coins we offer, um, are considered equivalent by the IRS as physical gold is. And again, be careful with some other products out there, they don't take that seriously because this moment you have your numismatics value and the moment the gold content isn't high enough those rules don't apply anymore.

Axel Merk:

Um, if you... and obviously this isn't tax advice and please consult with your friendly tax attorney, but the retail perspectives explains it more and, and clearly of course if you take it out of a retirement account, and yes you may hold OUNZ in a retirement account, that is a withdrawal and of course it could get taxed because of that. Because the mere fact of taking the gold out is not... um, out of your tax account is not a taxable event.

Axel Merk:

Um, the other thing is that we are, we are there to help people with the process. It's a straight forward process but it is helpful to be able to call somebody, not to write an email and not hear back for several days. And then importantly, um, we designed this thing with a crisis in mind and it shows. We were able to, um, we were able to deliver 100 buffaloes the other day and um, and I'll talk about the shortages here in a second.

Axel Merk:

Um, then one question's come up multiple times here in recent weeks is, what about COMEX issues? How do we deal with it? How do we get our gold? And what I'm telling people is, the VanEck Merk Gold Trust is not in the gold trading business. We do not buy gold. What OUNZ does is when gold gets delivered and the custodian allocates the gold, shares are being issued. So it is the quote on quote problem so to speak of the, what's called the authorized participant, that delivers gold and the custodian to allocate it. If there is not gold, no shares will be issued.

Axel Merk:

And unlike other gold ETF's, if you look at the objective of the, of OUNZ, it is only the secondary objective to track the price of gold, it has done so very well over time, but our goal is to allow investors to hold gold and allow them to take delivery. Um, it is not to, to kind of track the price of paper gold.

Axel Merk:

Um, COMEX, we can go into that if somebody has questions. They have derivatives on a niche market product and just to draw the parallel to what happened in the oil market, small print matters in the derivatives. So, um, we hold London Bars in London. And, and to just talk about that. When you hear the price of gold quoted on your screen, it is usually the price of a London Bar in London. Those are the chunky James Bond bars that you see.

Axel Merk:

Um, and so the moment gold delivery is a different location or you have a coin, the price differs. Um, and and that's why coins... And the London Bars are the cheapest to produce and, and that's why coins have historically traded to premium. Um, but, so with COMEX... And when, when they want to have a 100 ounce bar delivered for example, um, and... when, when your district's channels are clogged and, and your refineries don't work, well guess what? There's a problem, right?

Axel Merk:

Um, but those, those issues don't really affect us. And I, I mentioned this here again in this slide. Um, just one more thing here about, before we go a tad bit broader. Um, we can always request the London Bars. I mentioned that already. And we do not own the coins. But what we do have is a relationship with what we call is a dealer's dealer. A, a dealer that, that doesn't have retail clients but is the place where many of the, the dealers procure their own coins. And through that we tend to have access to coins long after others have. And the recent weeks have shown that. Um, we're not aware of any dealer that retail dealer that had 100 buffaloes available. We were able to get that to someone who had the request.

Axel Merk:

Now, clearly the premium was higher than it would usually be but it wasn't higher than, than other dealers showed and notably we had them, right? Um, and we don't, we, we certainly don't guarantee that we have these coins available, but our product again is designed to actually work in times of crisis. And that's something you may want to keep in mind as you look at these other products. Gold is a crisis product and so it may be worthwhile to have those sort of design features in place. We obviously publish the gold bars on our website.

Axel Merk:

Um, then one thing, other gold trusts have that as well, uh we have our audits. The one thing that all the gold trusts have, by the way, is an internal control report. Um, they certify to the SEC that they do not have the controls in place necessarily to, to actually know how to do this. Um, that's my interpretation of that. I do think that internal control report is, is an important one. Um, that, that shows that we take things seriously. By the way that picture is not somebody affiliated with Merk, it's a picture grabbed from the, from the web. Um, I had to point that out. The reason you never see pictures of anybody being in these vaults is because of the security risk. Uh, when I was for the first time visiting a vault, and I've visited quite a few since then, it's just not appropriate to take lots of pictures inside or outside because it, it puts the gold at risk unnecessarily.

Axel Merk:

But yes, we may visit the gold ourselves aside from of course having an, an outside inspector. Inspectorate is the leading, the global lead, vault aiding company we have. And then of course the financials are audited as well. Um, so with that the ETF works, um, in the market very nicely. Um, by the way, any gold ETF, or any ETF for that matter usually trades as well as the market makers ability to

hedge themselves. So if you have any questions on, on trading and ETF's, I'm sure the folks at VanEck can help you here.

Axel Merk:

Um, but the product works and trades very well in the market and so that's, that's something to, to point out. Um, just here, main thing here to, to, to point out is again the delivery. Um, I have here if your read the small print just saying that London Bars can only be delivered with armored transport services, so that's a Brinks and they will not deliver to a residence but they can deliver to a business.

Axel Merk:

And here just a summary, um, the tax efficiency is something that many people are not aware of. And so imagine that you bought some other gold ETF and one day you want to have the coin, we'd have to sell it, potentially take taxes, and then with the proceeds, which is presumably much less, buy the coins. With OUNZ you can just say, "Hey, um, give me the gold." And it doesn't mean, by the way, that you shouldn't pay any taxes, but that you should pay the taxes once you sell the coins but we're not going to be there to, to, to make any reports.

Axel Merk:

Um, in any case, um, with that Jan do you want comment on any of this before we open up to Q and A? Otherwise I'll keep that, that page open and then as we go through the Q and A I'll slowly go through the disclosures charts that we'll show. Um, Jan?

Jan van Eck:

Uh no. No, no comments. I mean I've been looking through the questions so um, you know some of them kind of go together. So if you want me to start answering some of those I'd be happy to.

Axel Merk:

Yeah, Nick why don't you, you play the master of ceremony for, for the Q and A and uh, and uh then... Leave a little bit of time at the end so if Jan has seen a question that you don't ask, um, then, then he has a chance to read that as well.

Nick Reece:

Sure. Sure. So we've gotten a lot of questions about, um, the prospect for deflation in the current environment and so one of them is asking, "Some argue that destruction will cause deflation that the Fed will be unable to offset. What's your opinion on the deflation effect on the dollar and the price of gold?"

Axel Merk:

So let me just... You can talk for hours about this topic but I'll have Jan chime in on that as well just briefly. Um, there's a difference between prices just coming down. Um and there's a, also about a downward spiral in prices causing mass bankruptcies. And then very importantly there's the reaction of policy makers. And if 2008 has taught us anything it shows us that the policy makers will do anything to keep the financial system afloat. And that you can keep insolvent institutions afloat. Um, if, if you can refinance yourself at zero and you don't have a day or reckoning you can keep something afloat.

Axel Merk:

Then say, the way I see it, just with what I see coming short term here is yes I do see prices coming down in the short term and very aggressive and doubling down by policymakers. Notably what I'm, I'm, if you're asking what I'm concerned about, and you don't ask me that specifically, but I am concerned about politicians getting the taste of spending trillions and nothing bad happens quote unquote. And so, and, and with that and inflation or impact that the inflation we'll see is going to be more direct as well. The... Part of the reason we didn't see inflation the last decade is because a corporate tax cut for example isn't very inflationary. Massive infrastructure spending. Sending a check to those that actually need it and spend the money is more inflationary. And so, um, this sort of spending that's going to happen is likely to be more inflationary than, than um, than what we've seen before.

Axel Merk:

Jan, I'm sure you have some views on this as well.

Jan van Eck:

Yeah, I think we talked about it. You know, my, my real answer is look at real rates. Um, and gold can perform in the times of, in... Deflation, it's in a bull market now, we've been in deflation so I think that can continue. I think looking forward there's maybe a separate point I'd like to make to, to pivot off of what Axel was saying and it's summarized in the word confidence. I, I feel that if, if investors feel that central banks can't stimulate the economy sufficiently then that is really a bold case for gold. And I think Europe started to come close to that with their experiments with negative interest rates. And, um, I think you saw, you saw how important confidence is during this last stock market meltdown. So when the Fed suddenly cut 50 basis points out of nowhere the market continued to fall because it basically said, "Oh my god the Fed is panicking. What are they so worried about?"

Jan van Eck:

Another confidence that, um, didn't happen was shutting down stock markets. There was talk of should the New York Stock Exchange close for a couple of days or should European markets close? Again, my feeling is that would have shattered confidence you know during that time period and led to further further distress in the financial markets.

Jan van Eck:

If we have negative interest rates in the US, um, you know Jamie Dimon has talked about this, many commentators have talked about it, I think that would really hurt confidence in the US and that would lead to, you know, extra marginal demand for gold. So sorry to go off on a tangent but I think this playing forward what happens in this slow recovery is really important and that confidence point that you can't, you can't chart confidence, but I think it's psychologically, something important for the markets.

Axel Merk:

And since we're going off on a tangent let me just briefly touch on negative rates. Um, real interest rates I think what matters for the price of gold. There has been talk about how a year out negative Fed funds rates have been priced in, Chair Powell, Fed Chair Powell said today that's not going to happen. Um, to just... Some of that is somewhat technical. Um, if you imagine we were in a quote unquote normal environment of two percent rates and the Fed gave forward guidance that rates wouldn't be hiked any time soon, odds are that forward prices would price in something likely less than two percent because

the, the market would price in the, the risk of a shock. And so similarly now Fed funds rate are at about five basis points, at about 0.05% and similarly nobody expects the Fed to hike rates and Powell doubled down today by saying, "Hey, I'm not going to worry if one day unemployment rate is again slow... so lower for longer." But because there's a risk of another shock, while it doesn't take much to raise to the, the negative on, on an absolute basis.

Axel Merk:

Anyway, back to you Nick.

Nick Reece:

Yeah, we've gotten several questions around this theme so let me let me read one of them and you can, you can both touch on this. Um, questioner asked, "I continue... I continually struggle with asset allocation with gold and what percentage it takes to make a difference in a portfolio." And then related we got a number of questions on this theme. Uh, "Is physical gold or gold miners the best way to play the gold game?

Axel Merk:

Jan, why don't you take that first and then I'll chime in.

Jan van Eck:

Yeah, sure. Um, listen, uh gold miners are extremely volatile. And so it's almost... they're almost like options uh on the price of gold. And uh, you know, I think if you're bullish it makes sense to own them but you have to be prepared for the downside volatility. Gold shares fell 90% from 2011 through the end of 2015. Nine, zero.

PART 3 OF 4 ENDS [00:48:04]

Jan van Eck:

Through the end of 2015. Nine, zero. I- I... that- that's physically hard to do almost. Um, sort of like when I play tennis and I'm at the net and I hit an overhand right into the net. I'm like, "How did that happen?" But 90% is- is really something that you have to think about. So it depends a little bit on your conviction, and- and also the risk tolerance of your clients. So I think it's, um, if you're really bullish I think one of the things I would say is if you look at that $1,800 in ounce, you know, technical marker, the stocks that are performing now, the gold shares are the large-caps and some of the mid-caps.

Jan van Eck:

The small-caps, what I call GDXJ is flat on the air, and GDXJJ stocks, which means gold mining shares that are so small, they don't even make it into the small cap index, have not shown any signs of life whatsoever, which is also why I think we're kinda potentially early into this full market cycle. But if gold does break out, I think you'll see you'll see those shares kick in as well. But as I said, we're- we're a ways from there and, um, you know, they're- they're cheap, I can make a great argument and the- and the companies are way better run than they were five years ago, so there's definitely a bull case for the shares, but I just... you ha... it- it's balanced against the rex... risks.

Axel Merk:

All right. Yeah. Let me also make some comments and both VanEck and Merk have some gold mining products and but this is not a gold mining webinar so we'll- we'll I think each have upcoming webinars on that topic at some point in the future. Uh, but some broader points. I- I think, I- I fully agree with- with you on the risk profile is just completely different. Um, the- the e... the historic volatility in the price of gold is- is around the same as in the equity market, obviously, with periods with much higher volatility. Um, I sometimes tell people, and that goes to the broader question, asset location it's very difficult to give a specific recommendation, especially because we're regulated and we're not really allowed to.

Axel Merk:

Um, so I tell people why you should never have more in portfolio than you can sleep with at night, and then I add that physical gold, I don't mean it physically under your pillow, um, a- and so, you can, um, but the- the recent turmoil in March actually illustrated that very well. If- if you lost sleep over your asset allocation, it means you have too much, um, of whatever it may have been. And so that's just something to- to- to- to chew on. Um, on the... and- and- and clearly, yes, I agree with- with Jan when you go to gold miners, if you stay in that- that arena, the risk profile is just very different, and especially the junior companies are really just a bet of them striking gold, literally speaking. Um, and- and that the- the price reflects that. They- they trade- trade more like options in that sense like anything else.

Axel Merk:

The other thing to keep in mind is that, um, the- the idea of the gold mining investing is of course that the price, um, of mining remains reasonably constant and as the price appreciates, the margin expands disproportionately so. So, um, in practice, that didn't work so well in the last bull market because energy costs, which are huge component of gold mining, had gone up. Um, and then- then the mining companies were... when... were quite careless in some ways and in acquisitions overpay. We have much more discipline right now, and so that's the good news. Um commodity price are much lower, that's another good news.

Axel Merk:

Um but the other thing, one of the reasons why gold miners fare poorly in the- in the peak of the panic is because many of the smaller companies constantly in access to capital, and so they are- they are- they are dependent on- on the... on access to credit and in that sense, um, the active management might- might be helpful because you can choose then which companies may be have the robust balance sheet or to... the- the good relationships, um, or the sufficient financing to- to get through the next phase. Back to you, Nick.

Nick Reece:

Okay. There are several questions specific to OUNZ, so I'll put those out there for you, Axel. So, they are, where is the gold actually held? So i- if you can... if you review that, can- can OUNZ lend out gold? And if I want to take delivery, can I specify the coins to be delivered?

Axel Merk:

Yeah. So we hold... yes, we hold gold in London with JPMorgan and they're rolled in London. And no, there's no lending of- of- of gold whatsoever. We we do not hold cash, have never owned cash in that trust. It's a passive vehicle that just holds gold and by the way, there's a Canadian product out there that, um, that says it holds gold. It- it... though has a management, it has it only says it will hold 90%

gold. We- we don't do that. It's 100% gold, um, up to the size of a London bar, can be unallocated because if there's no London bar, that's- that's... that of that size. But, um, it's all London bars, allocated London bars. Otherwise... and- and yes, um, we- we can always request the, um, the London bars. Other than that, we publish what there is available.

Axel Merk:

And at merkgold.com, you can- you can get a link to that, at merkgold.com/fees gives the current fees. Um, those are currently elevated because of the- the shortages in the market and we have been updating them quite frequently in recent weeks because of the- the changes in pricing. Um, the key thing is that they need to have at least 95% purity and must not have numismatics value. And that basically makes all the- the prominent coins, um, eligible, um, including Canadian maples that are currently not available, Buffaloes makes it available. The one common coin that is not available is the Krugerrand because the- the oil... uh, the- the- the- the gold content is too low.

Axel Merk:

The one exception that has lower gold content because it's considered legal tender is still eligible, um, is the, um, is the- is- is the- is the Eagle, the Gold Eagle. So those, we have as well. Um, we only make coins available on the ounce scale, um, or one ounce 10 ounce bars, those sort of things as well. Uh, we don't make kilo bars available, mostly for- for simplicity because it's a ounce based product.

Nick Reece:

All right. Um, Jan, is there a specific question that you wanted to address that we haven't yet had a chance to?

Jan van Eck:

Um, well, some people asked about the supply risk from- from from gold. I guess that relates to the mining companies. And I would just say that in general, as gold companies they got caught by the bear market that I was talking about before. They've dramatically cut their capital expenditure. So the amount of gold coming on to the market has a very almost trivial effect on the price of gold. Uh, I would say from what I hear anecdotally that, um, I don't... I would... I hear more about so some of the emerging markets, the developing countries have been hit hard by this recession and by weaker commodity prices in particular, if they have uh oil exposure.

Jan van Eck:

So, I- I hear more about debt forgiveness and restructuring than I do about them renegotiating their royalty rates w- with the mines, because a lot of that was going on already. So that's- that's that's the... th- that would be my answer to that set of questions.

Axel Merk:

And then one other question I had seen early on was on the demand side. What about jewelry demand? And we didn't cover jewelry demand here in our presentation. Um, jewelry demand is- is- is very low right now. So a lot of the demand right now is from- from investor demand. And some central banks have- have suspended buying because they have their own set of issues. I expect on the- on the jewelry demand, I do expect that there's some pent up demand that as- as economies open up again, that, that will somewhat snap back. Um, but we- we shouldn't kid ourselves. There may well be volatility going ahead, right? I mean, we've made a taste into the price of gold may well go higher, but, um, these

markets never move in the straight line, and and that applies to- to- to the metal as- as much as the equity market. Uh, Nick, go ahead.

Nick Reece:

Yeah. There's another question here, would it be a good practice to buy gold with dollar cost averaging each month or quarter over a long-term, somewhat ignoring price movements? Um, Axel, you want to comment on that?

Axel Merk:

[crosstalk 00:56:22]. Well, that goes into the kind of broader asset allocation question and what not. And- and- and again, we can't give specific investment advice. I mean, what I can urge people is to have a process, right? It doesn't really matter what process it is. If you're a day trader be my guest. Um, I happen to think that cost averaging is one of the- the more prudent investment allocation strategies, but, um, it's- it's really up to any individual. The- the- the challenge, if you talk about cost averaging, i- is- is... that's related to that is rebalancing, right? Should you rebalance your investment portfolio? And what... people kinda want to have it both ways.

Axel Merk:

Um, during a- a bull market, if you do that, um, they don't take chips off the table and then the- the risk portion of the portfolio, people will have equity exposure that's huge because of a 10-year bull market, they didn't take any chips off the table. Um, and and on the way down, they lose much more than they can afford to because they have adjusted their lifestyle. So, I'm not going to give investment advice here on the specific approach. Um, I- I happen to like, um, cost averaging, but the important thing is you think about what you want to do and then actually do it. Um, Jan, any thoughts on this?

Jan van Eck:

Well, I- I... look. There's two groups of investors when it comes to gold. There are those who see it as a legitimate investment, and then those people like Warren Buffett who think that, you know, it's just a... it's a dead weight asset. And, um, what I would say is I think that we are in the era of the U.S. equity market being the cornerstone of every portfolio and people are scribing to stocks, things that aren't necessar... that are not true in all economic environments. So one of the theories that- that, that can pass is that if there is inflation, it doesn't matter because stocks can still rise in the time of inflation.

Jan van Eck:

Uh, well, that- that's not necessarily true. In the 1970's, we had this phenomenon of stagflation and U.S. stocks were horrible. Not horrible place to be (laughs) but they weren't anything that you'd be happy to own. And that lasted a decade. Now, I think the chances of stagflation are- are real. I th... my personal opinion is that they're temporary because people are talking about supply chain shocks related to this recession. I- I don't think those would have like a permanent long-term effect on the price of gold or other assets. But, um, I- I did want to make that point.

Axel Merk:

Well, since you've mentioned stagflation and the chance of- of that happening or not, let me... the one thing I didn't fully completed earlier is about my... what I'm afraid of, my concerns. Um, what I was really concerned about in- in recent months is the- the rise of the socialist sentiment that we saw in the markets. Um, and that was, in my view, a direct result a direct side effect of the policies we've had in

place since the financial crisis. And now, with doubling down on bailouts, I trust that thousands of businesses got bailouts now that didn't really need them.

Axel Merk:

And so I- I'm petrified when I think about the political backlash that's going to come in years to come. Um, if- if- if sound businesses are allowed to- to tap in government resources, why shouldn't you be spending money on all kinds of other things, especially if you can spend trillions and not have a negative side effect, right? And so I am very reluctant to make a prediction of how all asset classes are going to perform, but I happen to think that uh, gold, so to speak, is going to be one of the winners in that game. Unfortunately, if history's any guide when gold does really well, it doesn't bode so well for- for many other things. So that's kind of (laughs) the- the bad thing of- of that sort of, um, that sort of view.

Jan van Eck:

Well, you- you're not alone with that concern. I guess Stan Druckenmiller also you know, has that concern, Axel.

Axel Merk:

Yeah. Yeah. No, it's a... and- and that's the thing. We- we always think about the return the next day and we don't think about the- the side effects of the policies that we put in place. Um, all right. We've- we've done an hour. Jan, any- any last words, um, before we- we close here on your end?

Jan van Eck:

Uh, no. I think you know, just the- the summaries are, you know, negative real rate environment is good for gold and look at- look at a... you know, a lot of people are calling for moves over 2,000. If that's the case then- then, you know, should- should be maximum allocated to gold, whatever that allocation is for you.

Axel Merk:

Yep. All right. I think that's- that's well said. Thanks, everybody, for- for joining. And I trust that you know either one of our companies, maybe both, but if not check out the other one and and- and so with that, if you have any questions, um, still, you can submit them in the Q&A box, or send us an email and we'll- we'll try to follow-up to- to them. All right. Thanks, everybody.

Jan van Eck:

Thank you.

PART 4 OF 4 ENDS

* * *

The issuer has filed a registration statement with the SEC for offering to which this communication relates. Before you invest, you should read the prospectus and other documents.